EXHIBIT 99.1

Aptose Biosciences to Present at Biotech Showcase 2017 Conference

SAN DIEGO and TORONTO, Jan. 05, 2017 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, will present at the upcoming Biotech ShowcaseTM 2017 Conference on Tuesday, January 10th at 9:00 a.m. PST in San Francisco, CA.

Conference Presentation Details:

Date:	Tuesday, January 10, 2017
Time:	9:00 a.m. PST
Location:	Track 2 - Ballroom Level
Hilton San Francisco Union Square, 333 O’Farrell Street, San Francisco, CA 94102
Webcast:	https://event.webcasts.com/viewer/event.jsp?ei=1130686

The audio webcast will be archived shortly after the live event and will be available through the Aptose website at www.aptose.com.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with companion diagnostics to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

SMP Communications
Susan Pietropaolo
O:  845-638-6290
M:  201-923-2049
susan@smpcommunications.com